Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Inseego Wireless, Inc.	Delaware
Inseego (UK) Ltd	United Kingdom
Inseego Japan K K	Japan
Novatel Wireless Australia Pty Ltd	Australia
Novatel Wireless Asia Ltd	Hong Kong
Novatel Wireless (Shanghai) Co. Ltd.	China
R.E.R. Enterprises, Inc.	Oregon
Inseego North America, LLC	Oregon
Ctrack Holdings (Pty) Ltd	South Africa
Dedical (Pty) Ltd	South Africa
DigiCore Properties (Pty) Ltd	South Africa
DigiCore International (Pty) Ltd	South Africa
Ctrack International Holdings Ltd	United Kingdom
Ctrack Europe Holdings Limited	United Kingdom
Ctrack UK Ltd	United Kingdom
Ctrack Ireland Ltd	Ireland
Digicore Deutschland GmbH	Germany
DigiCore Europe BV	Netherlands
Ctrack Benelux BV	Netherlands
DigiCore International Holdings BV	Netherlands
Ctrack New Zealand Limited	New Zealand
Ctrack (Pty) Ltd	Australia
Ctrack Belgium BVBA	Belgium
Ctrack France SARL	France
Ctrack Ltd UK Trading	United Kingdom